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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercantile Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1829 Reisterstown Road, Suite 120
(No. and Street)

Reisterstown, Maryland 21208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Skinner, Jr. (410) 347-8294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 West Pratt St. Baltimore, Maryland 21201
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 2 2005 WASHINGTON D.C. 179

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, William T. Skinner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantile Brokerage Services, Inc., as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantile Brokerage Services, Inc.

Financial Condition

December 31, 2004

Mercantile Brokerage Services, Inc.
Index
December 31, 2004

Page(s)



PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholders of
Mercantile Brokerage Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Mercantile Brokerage Services, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Mercantile Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	234,964
Cash deposited at Clearing Firm		558,677
Cash deposited at Parent Company		307,483
Fixed assets, net of accumulated depreciation		67,339
Prepaid expenses		38,752
Accounts receivable		40,868
Receivable due from Parent		174,529
Goodwill		3,761,294
Other assets		165,040
Deferred tax asset		7,628
Total assets	$	5,356,574
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	115,878
Accrued expenses		113,461
Pension plan payable to Mercantile Bankshares Corporation		14,287
Total liabilities		243,626
Stockholders' equity		
Common stock, par value $1.00; 50,000 Class A authorized, 15,000 shares issued and outstanding; 50,000 Class B authorized, no shares issued and outstanding		15,000
Additional paid-in-capital		4,979,178
Retained earnings		118,770
Total stockholders' equity		5,112,948
Total liabilities and stockholders' equity	$	5,356,574

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Related Party Transactions

Mercantile Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of Mercantile-Safe Deposit and Trust Company (the "Parent Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company acts as an introducing broker-dealer. Customer accounts are carried by a Clearing Firm. The Company used National Financial Services, LLC, a national clearing house, for the first quarter of the year for all of its transactions with and for customers on a fully disclosed basis. On April 1, 2004, the Company switched to Pershing, LLC (the "Clearing Firm"), a national clearing house, for all of its transactions with and for customers on a fully disclosed basis. The Company earns transaction and asset based fees based on customer activities and pays the clearing broker-dealer fees for processing customer activity and maintaining the accounts.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provision of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule 15c3-3.

Acquisition

On December 4, 2002, Mercantile-Safe Deposit and Trust Company formed a new subsidiary entitled Mercantile/Peremel, LLC. As of the close of business on March 31, 2003, Mercantile/Peremel, LLC completed its acquisition of Peremel and Company, Inc. The total consideration consisted of cash paid to the prior owners of Peremel and Company, Inc. The acquisition has been accounted for as a purchase and the acquisition cost of $4,619,178 has been allocated to the assets acquired based on estimates of their respective fair values. Assets acquired less liabilities assumed total $1,006,384. The remaining $3,612,794, representing the excess of acquisition cost over the fair value of tangible assets, has been allocated to goodwill. Subsequent to the acquisition, an additional $150,000 in acquisition expenses was paid, of which $148,500 was added to goodwill. This results in total goodwill recorded at December 31, 2004 of $3,761,294, none of which is deductible for tax purposes.

Merger

On November 12, 2004, the net assets of Mercantile Securities, Inc. were merged into Peremel & Co., Inc., to form Mercantile Brokerage Services, Inc. Because these two entities were under common control, the financial statements of Mercantile Brokerage Services, Inc. have been presented as though the transfer of net assets had occurred at the beginning of the period.

This transfer of net assets was recognized in accordance with FASB Statement No. 141 ("FAS 141"), "Accounting for Business Combinations." FAS 141 requires the entity that receives the transfer of net assets shall initially recognize the assets and liabilities transferred at their carry amount in the accounts of the transferring entity.

Related Party Transactions
The Company's financial condition and results of operation do not necessarily reflect what might have occurred had the Company operated outside the affiliate group.

Mercantile Brokerage Services, Inc. currently receives variable annuity commissions from Mercantile Agency, our affiliated insurance agency. The Company also has a dealer selling agreement with Mercantile Funds, Inc. and receives 12b-1 fees, and commission revenue from these sales made.

Mercantile Bankshares Corporation ("MBC") sponsors qualified and nonqualified pension plans for its employees. Included in the other postretirement benefit plans are health care and life insurance. Mercantile Brokerage Services, Inc. has adopted the MBC health care and life insurance plans.

The corporation joins with the parent company and other affiliates in filing a consolidated federal income tax return. The provision for federal income taxes is determined on the basis that each affiliate files separate income tax returns.

Goodwill
As required by FAS 142, the Company evaluates the carrying amount of goodwill for impairment by analyzing historical and estimated future income and undiscounted cash flows of the related business. At December 31, 2004, there was no impairment of goodwill.

2. **Fixed Assets**

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the properties or the life of the lease, if shorter. Expenditures for repairs and maintenance are charged to operating expenses as incurred and the costs of improvements are capitalized. Gains or losses realized on the disposition of fixed assets are reflected in consolidated income.

Property and equipment consisted of the following at December 31, 2004:

		Useful Life
Equipment	$ 42,861	3 years
Furniture and fixtures	24,566	3 years
Leasehold improvements	1,476	Lease term
Construction in progress	37,317	
	106,220	
Less: accumulated depreciation	(38,881)	
	$ 67,339	

3. **Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

4. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has a receivable from the Parent Company for their benefit of $152,706 at December 31, 2004.

5. **Net Capital Requirements**

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 6 2/3% of its aggregate indebtedness or $100,000. The Company's net capital exceeded this minimum requirement by $805,450 on December 31, 2004. The ratio of aggregate indebtedness to net capital was .27 to 1 on December 31, 2004.